UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )*

SI-Bone, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

825704109

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		13 G

1	Names of Reporting Persons. Arboretum Ventures IV, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 1,695,036 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 1,695,036 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,695,036 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.0% (3)

12	Type of Reporting Person* PN

(1)   This Schedule 13G is filed by Arboretum Ventures IV, L.P., a Delaware limited partnership (“IV LP”), Arboretum Investment Manager IV, LLC (“IV GP”), Jan L. Garfinkle (“Garfinkle”), Timothy B. Petersen (“Petersen”) and Paul McCreadie (“McCreadie” and together with IV LP, IV GP, Garfinkle and Petersen, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   These shares are held by IV LP.  IV GP serves as the sole general partner of IV LP and owns no securities of the Issuer directly.  Garfinkle, Petersen and McCreadie are managing directors of IV LLC and share voting and dispositive power over the shares held by IV LP.

(3)   This percentage is calculated based upon 24,335,690 shares of Common Stock outstanding as of November 28, 2018 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 29, 2018.

CUSIP No.		13 G

1	Names of Reporting Persons. Arboretum Investment Manager IV, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 1,695,036 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 1,695,036 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,695,036 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.0% (3)

12	Type of Reporting Person* OO

(1)   This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   These shares are held by IV LP.  IV GP serves as the sole general partner of IV LP and owns no securities of the Issuer directly.  Garfinkle, Petersen and McCreadie are managing directors of IV LLC and share voting and dispositive power over the shares held by IV LP..

(3)   This percentage is calculated based upon 24,335,690 shares of Common Stock outstanding as of November 28, 2018 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 29, 2018.

CUSIP No.		13 G

1	Names of Reporting Persons Jan L. Garfinkle

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 1,695,036 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 1,695,036 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,695,036 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.0% (3)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) These shares are held by IV LP.  IV GP serves as the sole general partner of IV LP and owns no securities of the Issuer directly.  Garfinkle, Petersen and McCreadie are managing directors of IV LLC and share voting and dispositive power over the shares held by IV LP.

(3) This percentage is calculated based upon 24,335,690 shares of Common Stock outstanding as of November 28, 2018 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 29, 2018.

CUSIP No.		13 G

1	Names of Reporting Persons Timothy B. Petersen

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 1,695,036 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 1,695,036 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,695,036 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.0% (3)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   These shares are held by IV LP.  IV GP serves as the sole general partner of IV LP and owns no securities of the Issuer directly.  Garfinkle, Petersen and McCreadie are managing directors of IV LLC and share voting and dispositive power over the shares held by IV LP.

(3)   This percentage is calculated based upon 24,335,690 shares of Common Stock outstanding as of November 28, 2018 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 29, 2018.

CUSIP No.		13 G

1	Names of Reporting Persons Paul McCreadie

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 1,695,036 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 1,695,036 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,695,036 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.0% (3)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   These shares are held by IV LP.  IV GP serves as the sole general partner of IV LP and owns no securities of the Issuer directly.  Garfinkle, Petersen and McCreadie are managing directors of IV LLC and share voting and dispositive power over the shares held by IV LP.

(3)   This percentage is calculated based upon 24,335,690 shares of Common Stock outstanding as of November 28, 2018 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 29, 2018.

Introductory Note: This Statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.0001 per share (“Common Stock”), of SI-Bone, Inc. (the “Issuer”).

Item 1
(a)	Name of Issuer: SI-Bone, Inc.
Address of Issuer’s Principal Executive Offices: 471 El Camino Real, Suite 101 Santa Clara, CA 95050

Item 2
(a)

Name of Person(s) Filing:
Arboretum Ventures IV, L.P. (“IV LP”)

Arboretum Investment Manager IV, LLC  (“IV LLC”)

Jan L. Garfinkle (“Garfinkle”)

Timothy B. Petersen (“Petersen”)

Paul McCreadie (“McCreadie”)

	(b)	Address of Principal Business Office: c/o Arboretum Ventures Market Place Building 303 Detroit Street, Suite 301 Ann Arbor, MI 48104
	(c)	Citizenship:
		Entities:	IV LP	-	Delaware, United States of America
			IV LLC	-	Delaware, United States of America

		Individuals:	Garfinkle	-	United States of America
			Petersen	-	United States of America
			McCreadie	-	United States of America
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 825704109

Item 3		Not applicable.

Item 4                                                            Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
IV LP (1)	1,695,036	0	1,695,036	0	1,695,036	1,695,036	7.0%
IV LLC	0	0	1,695,036	0	1,695,036	1,695,036	7.0%
Garfinkle	0	0	1,695,036	0	1,695,036	1,695,036	7.0%
Petersen	0	0	1,695,036	0	1,695,036	1,695,036	7.0%
McCreadie	0	0	1,695,036	0	1,695,036	1,695,036	7.0%

(1)   IV GP serves as the sole general partner of IV LP and owns no securities of the Issuer directly.  Garfinkle, Petersen and McCreadie are managing directors of IV LLC and share voting and dispositive power over the shares held by IV LP.

(2)   This percentage is calculated based upon 24,335,690 shares of Common Stock outstanding as of November 28, 2018 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 29, 2018.

Item 5                                    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:      ☐

Item 6                                    Ownership of More Than Five Percent on Behalf of Another Person.

See Items 2(a) and 4.

Item 7                                    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8                                    Identification and Classification of Members of the Group.

Not applicable.

Item 9                                    Notice of Dissolution of Group.

Not applicable.

Item 10                             Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

ARBORETUM VENTURES IV L.P.
By:	Arboretum Investment Manager IV, LLC
Its:	General Partner

By:	/s/ Jan L. Garfinkle
Jan L. Garfinkle, Managing Director

ARBORETUM INVESTMENT MANAGER IV, LLC

By:	/s/ Jan L. Garfinkle
Jan L. Garfinkle, Managing Director

/s/ Jan L. Garfinkle
JAN L. GARFINKLE

/s/ Timothy B. Petersen
TIMOTHY B. PETERSEN

/s/ Paul Mccreadie
PAUL MCCREADIE

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of SI-Bone, Inc. is filed on behalf of each of us.

Dated: February 13, 2019

ARBORETUM VENTURES IV L.P.
By:	Arboretum Investment Manager IV, LLC
Its:	General Partner

By:	/s/ Jan L. Garfinkle
Jan L. Garfinkle, Managing Director

ARBORETUM INVESTMENT MANAGER IV, LLC

By:	/s/ Jan L. Garfinkle
Jan L. Garfinkle, Managing Director

/s/ Jan L. Garfinkle
JAN L. GARFINKLE

/s/ Timothy B. Petersen
TIMOTHY B. PETERSEN

/s/ Paul Mccreadie
PAUL MCCREADIE